Valley Forge Life Insurance Company



Executive Office:          A Stock Company           Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601



                                RIGHT TO CONVERT

At any time during the first 18 months this policy is in force, you have the right to convert this policy to any permanent non-variable policy offered by us in your state.

The original policy date will be used to determine incontestability and suicide provisions.


Signed for the Company at its Executive Office, CNA Plaza, Chicago, Illinois 60685.

Chief Executive Officer                              Group Vice President